
06018403

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

November 9, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	November 1, 2006	Forwarding the Media Release issued by the Company regarding filing of amended development plan for KG-D6 with the Director General of Hydrocarbon (DGH).
2	Clause 22	November 9, 2006	Intimation regarding the Board's decision on raising US$ 2 Billion by way of Syndicated Loan/ Bonds (Fixed / Floating) / Foreign Currency Convertible Bonds.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**



Vinod M. Ambani
President & Company Secretary

Encl: a/a

11/14

01

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

November 1, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Attn: Shri Hari
Fax No.2659 8237 / 2659 8238

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company regarding filing of amended development plan for KG-D6 with the Director General of Hydrocarbon (DGH), is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Copy to: The Luxembourg Stock Exchange

Media Release

Reliance

RIL files amended development plan for KG-D6 with DGH for approval

Production rate to be enhanced from 40 mmscmd to 80 mmscmd

Mumbai, November 1, 2006: Reliance Industries Limited has filed an amendment, to the initial development plan for the Deepwater Block KG-DWN-98/3 (referred to as KG-D6), with the Director General of Hydrocarbon (DGH) for approval.

The Deepwater Block KG-DWN-98/3 in Krishna – Godavari Basin off the East coast of India in Bay of Bengal was awarded to Reliance Industries Limited (RIL) and NIKO Resources Limited, Calgary, Canada (NIKO) under NELP-I bidding round. RIL, as operator of the block holds 90% of the participating interest and NIKO the remaining 10%.

The block covers an area of 7645 sq kms and its north-western boundary is about 40-60 kms southeast of Kakinada in Andhra Pradesh. Water depth in the block ranges upto 2700 m.

RIL made the world's largest gas discovery in 2002 in this block.

Based on the initial reserve estimates of the block RIL prepared an Initial Development Plan for developing two discoveries Dhirubhai 1 and Dhirubhai 3 in the block. The Initial Development Plan envisaged production plateau of 40 mmscmd.

The Initial Development Plan was submitted to the DGH in May 2004 and was approved in November 2004.

Subsequent to the approval of the Initial Approved Development Plan for Dhirubhai 1 and Dhirubhai 3 gas fields, a lot of exploratory work has been done in the block to assess the overall hydrocarbon potential and the recoverable reserves in these fields .This includes acquisition of additional 3D seismic data, drilling of additional exploratory wells resulting in 13 discoveries and extensive coring of two development wells.

RIL has also obtained independent assessment of 2P reserves for the Dhirubhai-1 and Dhirubhai-3 gas discoveries at 11.3 TCF which is almost double of the earlier estimates.

In view of the significantly higher hydrocarbon potential and large projected deficit of gas demand, RIL has sought approval for the following:

1. Increase in production rate from 40 mmscmd to 80 mmscmd
2. Enhanced facilities for production, collection, evacuation and handling of gas, both onshore and offshore.

Corporate Communications
Maker Chambers IV
Nariman Point,
Mumbai 400 001. India

Internet : www.ril.com

Telephone : 2278 5568 2278 5585
2278 5000
Telefax : (+91 22) 2278 5785
(+91 22) 2278 5560

E-mail : ccd1@ril.com

The revised estimate of capital expenditure for the enhanced production profile is approximately $5.2 billion.

Despite the increase in production rate, the project is on schedule for first gas by second half 2008 - 09.

This project is the first deepwater gas development project in India and on commissioning would be among the largest and most complex deepwater gas production system in the world. This project will be completed in about 6 years from the first discovery making it amongst the fastest deepwater gas developments in the world.

The gas production from KGD6 further fortifies Reliance's commitment to provide India towards greater energy security in view of the existing energy deficit. The increased production would double the current indigenous gas availability in the country. The production rate of 80 mmscmd is equivalent to 450,000 barrels of oil equivalent per day, which is about 25% of the current oil import in the country. This would substantially improve the balance of payment situation that is worsening on account of oil imports.

The Board of Directors of RIL will review the project and its financing plan on November 9, 2006. The Board will examine various funding options including project financing debt, convertible bonds or other hybrid instruments to achieve the optimal financing for this project.

Reliance Industries Limited

Reliance Industries Limited (RIL) is Indias largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of Worlds Largest Corporations and ranks amongst the world Top 200 companies in terms of profits, RIL is also ranked amongst the top 25 climbers in the list for second consecutive year. RIL emerged in the worlds 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of worlds 400 best big companies and in FT Global 500 list of worlds largest companies.

Corporate Communications
Maker Chambers IV
Nariman Point,
Mumbai 400 001, India

Internet : www.ril.com

Telephone : 2278 5588 2278 5585
2278 5000
Telefax : (+91 22) 2278 5785
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

November 09, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
(Fax No.2272 3121 / 22723710)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sirs,

In continuation of our letter dated November 01, 2006, the Board of Directors at its meeting held today, approved the raising of US$ 2 billion by way of Syndicated Loan / Bonds (Fixed / Floating) / Foreign Currency Convertible Bonds or any combination thereof, subject to approvals as may be necessary / required, by the Company.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M. Ambani
President & Company Secretary

Copy to: Luxembourg Stock Exchange